   As filed with the Securities and Exchange Commission on January 31, 1997
                                                   REGISTRATION NO. 333-18677
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             _____________________

                                Pre-Effective
                               Amendment No. 1
                                      to
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ______________________

                             ST. PAUL BANCORP, INC.
             (Exact Name of Registrant as Specified in Its Charter)

          DELAWARE                                         36-3504665
(State or Other Jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or Organization)

                              6700 W. NORTH AVENUE
                            CHICAGO, ILLINOIS  60707
                                 (773) 622-5000
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)


                           CLIFFORD M. SLADNICK, ESQ.
                             ST. PAUL BANCORP, INC.
                              6700 W. NORTH AVENUE
                            CHICAGO, ILLINOIS  60707
                                 (773) 804-2282
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                                   COPIES TO:
    STUART G. STEIN, ESQ.                             STEPHEN A. TSORIS, ESQ.
    HOGAN & HARTSON L.L.P.                            MCDERMOTT, WILL & EMERY
 555 THIRTEENTH STREET, N.W.                          227 WEST MONROE STREET
 WASHINGTON, D.C.  20004-1109                        CHICAGO, ILLINOIS  60606
        (202) 637-8575                                     (312) 984-7584

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as possible after the effective date of this Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [_]

                                _______________

     THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS  SUBJECT TO COMPLETION, DATED JANUARY 30, 1997
----------


                                  $100,000,000
                             ST. PAUL BANCORP, INC.
                          ____% SENIOR NOTES DUE 2004


          The ____% Senior Notes Due 2004 (the "Notes") are not subject to redemption or repayment prior to maturity and will not be subject to any sinking fund. The Notes will be unsecured debt obligations of St. Paul Bancorp, Inc. ("St. Paul Bancorp" or the "Company") and will rank equally with all other unsubordinated and unsecured Indebtedness of the Company. As of September 30, 1996, the Company had $34.5 million of outstanding Indebtedness which ranked junior to the Notes. See "Description of Notes."

          The Notes will be represented by one permanent global certificate (the "Global Security") registered in the name of a nominee of The Depository Trust Company, as depositary (the "Depositary"). The Notes will be available for purchase in minimum denominations of $1,000 or any amount in excess thereof which is an integral multiple of $1,000 in book-entry form only. Beneficial interests in the Global Security will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described under "Description of Notes" herein, owners of beneficial interests in the Global Security will not be entitled to receive Notes in definitive form.

                              ____________________

   THE NOTES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS AND ARE NOT INSURED BY THE SAVINGS ASSOCIATION INSURANCE FUND OR THE BANK INSURANCE FUND OF
                  THE FEDERAL DEPOSIT INSURANCE CORPORATION.
                              ____________________

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

              PRICE TO     UNDERWRITING       PROCEEDS TO
               PUBLIC     DISCOUNT/ (1)/   CORPORATION/(2)/
-----------------------------------------------------------
Per Note..     ____%           .__%             _____%
-----------------------------------------------------------
Total.....  $__________      $_______        $__________
===========================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2)  Before deducting expenses payable by the Company estimated to be $_______.




     The Notes are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Global Security, in book-entry form, will be made through the facilities of the Depository on or about ____________, 1997, against payment in immediately available funds.

KEEFE, BRUYETTE & WOODS, INC.              ABN AMRO CHICAGO CORPORATION

            THE DATE OF THIS PROSPECTUS IS ______________ __, 1997.

                             AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files proxy statements, reports and other information with the Securities and Exchange Commission (the "Commission"). This filed material can be inspected and copied at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's Regional Offices in New York (Seven World Trade Center, 14th Floor, New York, New York 10048) and Chicago (500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511) and copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site (http:\\www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as the Company. In addition, the Common Stock of the Company is quoted on the NASDAQ National Market System (symbol: SPBC), and such reports, proxy statements, and other information concerning the Company also may be inspected at the offices of the National Association of Securities Dealers, Inc. at 9513 Key West Avenue, Rockville, Maryland 20850-3389.

        The Company has filed with the Commission a Registration Statement under the Securities Act of 1933 (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the securities offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith, which may be obtained from the principal office of the Commission in Washington, D.C., upon payment of the fees prescribed by the Commission.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The Company's Annual Report on Form 10-K for the year ended December 31, 1995, the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996, and the Company's Current Reports on Form 8-K dated as of January 18, 1996, March 26, 1996, July 16, 1996, December 16, 1996 and January 15, 1997, previously filed with the Commission by the Company, are incorporated in this Prospectus by reference and made a part hereof. Financial information included in these documents do not reflect the five-for-four stock split effective January 14, 1997 for stockholders of record as of December 31, 1996 (the "Stock Split"). However, the financial information presented in this Prospectus has been restated to give effect to the Stock Split. Each document or report subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained herein, or in the document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

        The Company will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, other than certain exhibits to such documents. Written requests should be directed to St. Paul Bancorp, Inc., 6700 West North Avenue, Chicago, Illinois 60707; Attention: Clifford M. Sladnick (telephone: (773) 622-5000).

        IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY


        St. Paul Bancorp is the holding company for St. Paul Federal Bank For Savings (the "Bank"), the largest independent savings institution in the State of Illinois. The Company, either directly or through the Bank, also owns financial services subsidiaries involved in discount brokerage, real estate development, insurance and annuity product sales. For the nine months ended September 30, 1996, the Company had consolidated net income of $15.4 million, after a pre-tax charge of $21.0 million in connection with a one-time special assessment on the Bank's deposits to recapitalize the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC"). At September 30, 1996, the Company had $4.3 billion in assets and $371.6 million in stockholders' equity.

        The Bank is a FDIC insured retail depository institution that operates through 52 branches in the Chicago metropolitan area. The Bank's branch network includes 35 free-standing offices and 17 banking offices located in Omni(R) and Cub(R) superstores. The Bank's expansion of its branch network through "in-store" facilities provides access to a larger retail customer base through offices which have relatively lower overhead. The Bank has also recently expanded its automated teller machine ("ATM") network to 460 machines by installing 261 ATMs in White Hen Pantry(R) convenience stores in the eight county Chicago area, including stores in Northwest Indiana. In addition, the Bank opened a telephone banking facility in 1995 to support customer service, as well as handle inquiries and loan applications.

        The Bank services approximately 179,000 checking accounts, offering a number of options, including special sports checking programs such as Chicago Bulls Checking, Chicago Cubs Checking and Chicago Bears Checking. The Bank also offers a variety of savings, money market and certificate of deposit products. At September 30, 1996, the Bank had total deposits of $3.3 billion.

        The Bank's interest earning assets primarily consist of loans secured by mortgages on residential real estate, securities and, to a lesser extent, consumer and commercial real estate loans. At September 30, 1996, the Bank's mortgage loan portfolio included $2.0 billion of 1-4 family residential mortgage loans, $961.4 million of multifamily residential mortgage loans, $54.4 million of commercial and other mortgage loans, and $20.0 million in consumer loans. At September 30, 1996, the Bank also held $799.2 million of mortgage-backed securities ("MBS"), and invested in government and other investment grade, liquid securities.

        The Bank's 1-4 family residential mortgage products are originated through its retail banking offices and telephone banking facility, as well as a correspondent loan program in the Chicago metropolitan area and midwestern states (including Wisconsin, Indiana, Michigan and Ohio). In the first nine months of 1996, the Bank (either directly or through correspondents) originated over $220.0 million of 1-4 family residential mortgage loans. In addition to such originations, in the first nine months of 1996 the Bank purchased $435.1 million of 1-4 family adjustable rate mortgage loans secured by 1-4 family residential real estate located throughout the U.S.

        The Bank also originates loans secured by apartment buildings in Illinois, Wisconsin, Indiana, Minnesota and Ohio, using the same underwriting standards throughout the area. At September 30, 1996, the Bank's portfolio of Midwest apartment building loans totaled $111.5 million or 3.7% of the loan portfolio.

        The Bank offers a variety of consumer loan products through its retail banking offices, telemarketing and its telephone banking facility, including home equity loans, secured lines of credit, education and automobile loans. The Bank has entered into agreements to sell consumer loans that do not meet its underwriting standards to third parties, rather than retaining them.

        At September 30, 1996, the Bank's loan portfolio included $909.1 million of loans originated prior to 1990 on a nationwide basis secured by multifamily real estate and, to a lesser extent, commercial real estate. Approximately 38% of this portfolio is scheduled to mature between the third quarter of 1996 and the end of

   1998. The Bank intends to refinance a large portion of these loans, depending upon the credit characteristics. The Bank was able to refinance over 70% of the loans in this portfolio which matured in the first nine months of 1996. The remainder of these loans was paid off or liquidated out of foreclosed real estate.

        Subsidiaries of the Bank or the Company include Investment Network, Inc., a discount broker with over $3.8 million in commission revenue for the nine months ended September 30, 1996; Annuity Network, Inc., which offers customers fixed rate annuity products; and SPF Insurance Agency, Inc., which offers homeowners, auto, life and disability insurance. The Company's real estate development subsidiary, St. Paul Financial Development Corporation, engages in single family real estate development and, to some extent, commercial real estate construction financing.

        The principal offices of the Company are located at 6700 West North Avenue, Chicago, Illinois 60707, telephone (773) 622-5000.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION


  The following table sets forth certain historical selected consolidated financial information regarding the Company and its subsidiaries at the dates and for the periods indicated. The Financial Condition Data and Operating Data at and for the years ended December 31, 1995, 1994, 1993, 1992 and 1991 were derived from the Company's consolidated financial statements which have been audited by Ernst & Young LLP, independent auditors. This data should be read in conjunction with the Company's consolidated financial statements and related notes thereto and its Management's Discussion and Analysis, which are incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference." The financial data for the nine-month period ended September 30, 1996, and 1995 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which St. Paul Bancorp. Inc. considered necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the nine months ended September 30, 1996, are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. The data should be used in conjunction with the consolidated financial statements, related notes, and other financial information incorporated by reference herein.

                                                   AT
                                              SEPTEMBER 30,                       YEAR ENDED DECEMBER 31,
                                              ------------  ---------------------------------------------------------------------
                                                 1996          1995          1994         1993(a)          1992          1991
                                              ------------  -----------   -----------   -----------     -----------   -----------
                                              (UNAUDITED)              (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
FINANCIAL CONDITION DATA:
Assets
  Cash and investments                         $  294,002    $  279,399    $  259,591    $  478,382      $  419,299    $  340,033
  Mortgage-backed securities                      799,227       975,422     1,126,617       733,649         643,941       717,354
  Loans receivable-net of accumulated
   provision for loan losses                    2,999,549     2,683,890     2,568,381     2,304,319       2,270,198     2,415,540
  Other assets                                    183,430       177,968       176,948       189,026         166,822       190,316
                                               ----------    ----------    ----------    ----------      ----------    ----------

             Total assets                      $4,276,208    $4,116,679    $4,131,537    $3,705,376      $3,500,260    $3,663,243
                                               ==========    ==========    ==========    ==========      ==========    ==========

Liabilities and stockholders' equity
  Deposits                                     $3,288,096    $3,231,810    $3,232,903    $3,252,618      $2,985,124    $3,004,419
  Borrowings                                      541,253       441,427       492,927        63,970         186,408       334,528
  Other liabilities                                75,228        59,245        54,310        41,459          41,387        59,232
  Subordinated capital notes                            -             -             -             -               -        12,176
  Stockholders' equity(b)                         371,631       384,197       351,397       347,329         287,341       252,888
                                               ----------    ----------    ----------    ----------      ----------    ----------

             Total liabilities and
              stockholders' equity             $4,276,208    $4,116,679    $4,131,537    $3,705,376      $3,500,260    $3,663,243
                                               ==========    ==========    ==========    ==========      ==========    ==========

Stockholders' equity per share(c)                  $16.44        $16.39        $14.97        $14.12          $12.59        $11.20
Tangible book value per share(c)                   $16.37        $16.33        $14.89        $14.02          $12.45        $11.04


                                        NINE MONTHS ENDED
                                          SEPTEMBER 30,                             YEAR ENDED DECEMBER 31,
                                  -------------------------   ---------------------------------------------------------------------
                                     1996           1995         1995          1994         1993(a)          1992          1991
                                  -----------   -----------   -----------   -----------   -----------     -----------   -----------
                                          (UNAUDITED)                      (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
OPERATING DATA:

  Interest income                    $220,173      $208,453      $278,750      $253,262      $256,937        $278,687      $321,291
  Interest expense                    127,327       121,226       162,116       135,069       132,982         165,844       222,487
                                     --------      --------      --------      --------      --------        --------      --------
    Net interest income                92,846        87,227       116,634       118,193       123,955         112,843        98,804
  Provision for loan losses             1,500         1,400         1,900         5,150        10,750          10,625        11,100
                                     --------      --------      --------      --------      --------        --------      --------
    Net interest income after
     provision for loan losses         91,346        85,827       114,734       113,043       113,205         102,218        87,704
  Net gain on assets sold               1,423           967         1,054           524         2,150           3,024         2,680
  Income from real estate
   operations                           1,842         2,069         2,807         3,150         2,969           2,442         2,037
  Other operating income               23,395        22,118        29,860        26,097        27,387          22,882        17,930
  Other operating expense              72,500        67,530        90,165        87,166        82,747          71,240        64,754
  SAIF recapitalization                21,000             -             -             -             -               -             -
  Loss on foreclosed real estate        1,245           968         1,159         2,145         2,516           1,316         1,898
  Income taxes                          7,860        15,391        20,737        18,991        19,061          20,325        16,507
                                     --------      --------      --------      --------      --------        --------      --------
  Net income (d)                     $ 15,401      $ 27,092      $ 36,394      $ 34,512      $ 41,387        $ 37,685      $ 27,192
                                     ========      ========      ========      ========      ========        ========      ========

  Primary earnings per share (c)(d)     $0.65         $1.11         $1.50         $1.36         $1.62           $1.60         $1.18
                                        =====         =====         =====         =====         =====           =====         =====
  Dividends declared per share (c)(e)   $0.26         $0.18         $0.24         $0.24         $0.22           $0.22         $0.22
                                        =====         =====         =====         ======        =====           =====         =====
  Primary shares outstanding (c)   23,841,430    24,343,273    24,388,970    25,307,576    25,444,495      23,521,248    22,925,543

                                     AT OR FOR THE
                                   NINE MONTHS ENDED
                                     SEPTEMBER 30,                            AT OR FOR THE YEAR ENDED DECEMBER 31,
                                  --------------------       ---------------------------------------------------------------
                                     1996        1995            1995         1994         1993(a)        1992       1991
                                  ----------  --------       -----------   -----------   -----------   ----------- ---------
KEY OPERATING RATIOS AND OTHER
 DATA (f)
(UNAUDITED)

  Interest rate spread                 2.75%     2.72%             2.72%         2.76%         3.30%         3.48%     2.95%
  Net interest margin                  3.07%     2.99%             3.01%         3.15%         3.46%         3.27%     2.84%
  Return on average assets (g)         0.49%     0.89%             0.90%         0.88%         1.10%         1.05%     0.76%
  Return on average
   stockholders' equity (net
   worth) (g)                          5.35%     9.91%             9.86%         9.72%        12.77%        13.88%    11.15%
  Average equity as a
   percentage of average assets        9.11%     8.96%             9.10%         9.05%         8.64%         7.57%     6.78%
  Weighted average rate on
   loans and investment
   securities                          7.34%     7.28%             7.28%         6.98%         6.96%         7.74%     8.91%
  Weighted average cost of funds       4.59%     4.56%             4.56%         4.22%         3.66%         4.26%     5.96%

ASSET QUALITY RATIOS: (f)
(UNAUDITED)
  Allowance for loan and lease
   losses to total loans
      and leases                       1.20%     1.50%             1.42%         1.62%         1.98%         2.10%     1.88%
  Net loans and leases charged
   off to average loans
      and leases                       0.17%     0.24%             0.21%         0.39%         0.56%         0.34%     0.45%
  Nonperforming assets to total
   loans and leases and other
      real estate owned                0.68%     0.95%             1.07%         1.03%         2.09%         2.07%     3.19%
  Allowance for loan and lease
   losses to nonperforming
      loans and leases               246.60%   279.80%           216.62%       424.72%       156.99%       165.81%   101.49%

CAPITAL RATIOS:
(UNAUDITED)
  Tier 1 risk-based capital
   ratio                              15.43%    16.42%            16.18%        15.33%        15.33%        11.47%    9.27%
  Total risk-based capital ratio      16.68%    17.71%            17.47%        16.65%        16.67%        12.82%   11.00%
  Tier 1 leverage ratio                8.65%     9.12%             8.95%         8.51%         9.50%         7.71%    6.52%

RATIO OF EARNINGS TO FIXED CHARGES (h)
(UNAUDITED)
  Excluding interest on deposits        1.99      2.86              2.94          3.66          6.64          3.81     2.23
  Including interest on deposits        1.18      1.35              1.35          1.40          1.45          1.35     1.20

(a) Includes the operations of Elm Financial Services from the acquisition date of February 23, 1993.
(b) The Company has in place a stock repurchase program which runs until July 15, 1997. Of the 1.125 million shares of common stock authorized to be repurchased under the program (representing approximately 5% of the outstanding shares), none had been purchased as of September 30, 1996 and 168,750 shares had been purchased as of January 15, 1997 at an average price of $22.46 per share. There can be no assurance that any additional shares authorized to be repurchased under the program will be repurchased, nor can there be any assurance as to the cost of any additional shares which may be repurchased in future periods.
(c) Restated for a five-for-four stock split effective on January 14, 1997 (with a record date of December 31, 1996). Also includes a restatement for a three-for-two stock split on January 4, 1994.
(d) Without the one-time SAIF recapitalization charge, net income would have been $29,303,000 or $1.23 per primary share for the first nine months of 1996.
(e) Subsequent to the five-for-four stock split, the Company's quarterly cash dividend rate has been maintained at $0.12 per share, effective with the dividend declared on January 15, 1997.
(f)  Annualized where applicable.
(g) Without the one-time SAIF recapitalization charge, return on average assets would have been 0.93% and return on average stockholders' equity would have been 10.17% for the nine months ended September 30, 1996.
(h) On a pro forma basis, giving effect to the $100,000,000 principal amount of Notes offered hereby and the redemption of the Company's outstanding 8.25% Subordinated Notes due 2000, the ratio of earnings to fixed charges for the nine months ended September 30, 1996 would be 1.87 excluding interest on deposits and 1.18 including interest on deposits. See "Capitalization".

                              RECENT DEVELOPMENTS
                              -------------------

The Company's net income for the fourth quarter of 1996 was $10.9 million, which represents an increase of 17% over the $9.3 million during the same quarter in 1995. Earnings per share increased over 20% to 46 cents for the current quarter, versus 38 cents per share for the same period a year ago./1/ Net interest income for the fourth quarter of 1996 rose 8% to $31.9 million, compared to $29.4 million in the same quarter a year ago. Also during the fourth quarter of 1996, other operating income rose 6% to $9.1 million, compared to $8.6 million during the same quarter in 1995. These increases were partially offset by a $1.7 million, or 7%, increase in operating expenses.

     Net income for 1996 was $26.3 million, or $1.10 per share. Operating results for the year included a $21.0 million pretax third quarter charge for a one-time assessment to recapitalize the Savings Association Insurance Fund ("SAIF"). Excluding the SAIF charge, net income would have been $40.2 million, or $1.69 per share, which represents a 10% increase over 1995 net income of $36.4 million, or $1.49 per share. The improvement in operating earnings for the year reflects the results of the Company's strategy to increase earning assets and to continue to increase other income. The Company intends to continue this strategy in 1997, as well as seek opportunities to expand its franchise in the Chicago area by opening additional in-store or storefront branches.

     For the year 1996, the return on average assets was 0.62% (0.95% without the SAIF charge) versus 0.90% for the year 1995 and the return on average equity was 6.85% (10.48% without the SAIF charge) versus 9.86% for the year 1995. Also, at December 31, 1996, stockholders' equity was equivalent to 8.91% of total assets or $17.04 per share.

     Total assets at December 31, 1996 were $4.4 billion which represents an increase of almost 6% over the $4.1 billion as of December 31, 1995. The increase in assets during 1996 was primarily in mortgage loans receivable which increased by $92.0 million and mortgage-backed securities which increased by $187.6 million. These increases have been funded primarily by a decrease in investment securities of $27.6 million, an increase in deposits of $105.2 million and an increase in borrowings of $119.8 million. During 1996, the Company purchased over $600.0 million of 1-4 family adjustable-rate mortgage loans, of which $190.0 million were purchased in the fourth quarter.

     Net interest income for 1996 was $124.7 million, an increase of $8.1 million or 7% over the $116.6 million reported during 1995. The Company reported an increase in both interest income and interest expense due to the increases in both interest-earning assets and interest-bearing liabilities. The Company's average earning assets grew 4.6% or $178.5 million, to $4.1 billion for 1996 from $3.9 billion for 1995. The Company's average interest-bearing liabilities grew by $161.9 million to $3.8 billion, an increase of 4.5%. At December 31, 1996 the yield on earning assets increased to 7.36% from 7.28% at December 31, 1995. In comparison at December 31, 1996 the rate on interest-bearing liabilities increased to 4.58% from 4.56%. As a result, the net interest spread (equal to the yield on earning assets less the rate on interest-bearing liabilities) increased to 2.78% at December 31, 1996 from 2.72% at December 31, 1995. The net interest margin (net yield on average earning assets) was 3.07% in 1996, compared to 3.01% during 1995.

     Other income rose 6% to $35.7 million for 1996, compared to $33.7 million during the previous year. The increase in revenues for the year resulted from higher revenues from discount brokerage operations and ATMs--including the installation of 261 ATMs in White Hen Pantries during 1996.

     Other operating expenses totaled $117.8 million during 1996, including the $21.0 million SAIF charge recorded during the third quarter of the year.
Without the one-time SAIF charge, other operating expenses would have been $96.8 million, or 7% higher than the $90.2 million of G&A expenses during 1995. Advertising and occupancy expenses showed the greatest percentage increases for the year. The benefits from the reduction in deposit insurance premiums resulting from the SAIF recapitalization will be realized starting in the first quarter of 1997.

     The Company reported nonperforming assets at December 31, 1996 of $12.5 million or 0.29% of total assets, the lowest level since the Company went public in 1987. This compares with nonperforming assets of $20.6 million (0.48% of total assets) at September 30, 1996 and $29.2 million (or 0.71% of total assets) at December 31, 1995. Net loan and REO charge-offs were $7.0 million during 1996, compared to $6.3 million during 1995. At December 31, 1996, the general valuation allowance for loans was $30.7 million, or 1.09% of total loans receivable and 322% of nonperforming loans.

     The Company's leverage ratio, Tier 1 capital ratio, and total risk-based capital ratio were 8.80%, 16.02% and 17.27%, respectively, at December 31, 1996, compared to 8.95%, 16.18% and 17.47% respectively, at December 31, 1995.

_____________________
     /1/Per share amounts have been restated to reflect a five-for-four stock split distributed on January 14, 1997 to stockholders of record as of December 31, 1996.

                          CERTAIN REGULATORY MATTERS

   GENERAL

        The Company is a "savings and loan holding company" registered with the Office of Thrift Supervision (the "OTS") and, as such, the Company is subject to OTS regulations, examinations, supervision and reporting. The Bank is subject to examination and comprehensive regulation by the OTS. The Bank's deposits are insured by the Savings Association Insurance Fund ("SAIF") of the FDIC and the Bank is subject to regulation by the FDIC and by the Board of Governors of the Federal Reserve System with respect to reserves maintained against deposits and certain other matters.

   RESTRICTIONS ON CAPITAL DISTRIBUTIONS AND TRANSACTIONS BY THE BANK WITH AFFILIATES

        The principal source of funds for the Company's payments of principal and interest on the Notes (and cash dividends on its common stock) will be dividends from the Bank and the Company's other subsidiaries. In addition, at September 30, 1996, the Company had $22.8 million in cash and cash equivalents.

        The OTS has adopted a regulation governing capital distributions by savings institutions, which include cash dividends, stock redemptions or repurchases, cash-out mergers, interest payments on certain convertible debt and other transactions charged to the capital account of a savings institution. Generally, the regulation creates a safe harbor for specified levels of capital distributions from institutions meeting at least their minimum capital requirements, so long as such institutions notify the OTS and receive no objection to the distribution from the OTS. Institutions that do not qualify for the safe harbor are required to obtain prior OTS approval before making any capital distributions. These regulations do not apply to distributions from direct subsidiaries of the Company, such as Annuity Network, Inc. and St. Paul Financial Development Corporation.

        The Bank is currently a "Tier 1" institution under the OTS regulation and, under the safe harbor, may make capital distributions of up to the greater of 100% of its net income during a calendar year plus the amount that would reduce by one-half its surplus capital ratio (the percentage by which the institution's capital-to-assets ratio exceeds the ratio of its fully phased-in capital requirements to its assets) at the beginning of the calendar year, or 75% of its net income over the most recent four quarter period.

        The OTS has proposed to amend its regulation on capital distributions such that the Bank would no longer have to obtain approval from the OTS in order to make a distribution in excess of the safe harbor amount, unless such distribution would cause the Bank to fail to meet the OTS's prompt corrective action ("PCA") capital standards for a "well-capitalized" institution. The OTS would, however, continue to receive prior notice of a distribution and would retain the authority to prohibit any capital distribution upon a determination that the making of such distribution would constitute an unsafe or unsound practice. The Company does not anticipate that adoption of the proposed regulation would have a material impact on the Bank's ability to make distributions of capital.

        In addition to regulation of capital distributions, there are various statutory and regulatory limitations on the extent to which the Bank can finance or otherwise transfer funds to the Company or its non-banking subsidiaries, whether in the form of loans, extensions of credit, investments or asset purchases. Such transfers by the Bank to the Company or any non-banking subsidiary are generally limited to 10% of the Bank's capital and surplus and, with respect to the Company and all such non-banking subsidiaries, to an aggregate of 20% of the Bank's capital and surplus. Furthermore, loans and extensions of credit are required to be secured in specified amounts and are required to be on terms and conditions consistent with safe and sound banking practices. The OTS Director may further restrict these transactions in the interest of safety and soundness.

CAPITAL REGULATIONS

     The OTS has prescribed capital regulations (the "Capital Regulations") that establish three capital requirements which must be met by the Bank -- a "core capital requirement," a "tangible capital requirement" and a "risk-based capital requirement." The Capital Regulations require thrift institutions to maintain "core" capital of at least 3% of adjusted total assets, "tangible" capital of at least 1.5% of adjusted total assets, and "risk-based" capital of at least 8% of risk-weighted assets. Capital standards for thrifts must be no less stringent than the capital standards applicable to national banks (a leverage ratio of 4% of adjusted total assets). Therefore, the Bank believes that it is required to maintain core capital of at least 4% of adjusted total assets. The Bank exceeded all of the capital requirements at September 30, 1996.

     The OTS has also adopted separate PCA regulations that call for the OTS to enforce certain restrictions on savings institutions that are classified as undercapitalized. As of September 30, 1996, the Bank met the requirements of the OTS to be categorized for PCA purposes as a "well-capitalized institution." An institution's capital category, however, is determined solely for regulatory purposes and may not constitute an accurate representation of the institution's financial condition or prospects.

     Under the Federal Deposit Insurance Corporation Improvement Act of 1991, the OTS recently published regulations to ensure that its risk-based capital standards take adequate account of concentration of credit risk, risk from nontraditional activities, and actual performance and expected risk of loss on multifamily mortgages. These rules allow the regulators to impose, on a case-by-case basis, an additional capital requirement above the current requirements where an institution has significant concentration of credit risk or risks from nontraditional activities. The Bank is currently not subject to any additional capital requirements under these regulations.

     The OTS may establish capital requirements higher than the generally applicable minimum for a particular savings institution if the OTS determines the institution's capital was or may become inadequate in view of its particular circumstances. Individual minimum capital requirements may be appropriate where the savings institution is receiving special supervisory attention, has a high degree of exposure to interest rate risk, or poses safety or soundness concerns. The Bank has no such requirements.

RECENT LEGISLATION

     To mitigate the disparity and any competitive disadvantage due to disparate deposit insurance premium schedules between the Bank Insurance Fund ("BIF") and SAIF, on September 30, 1996, President Clinton signed legislation to recapitalize the SAIF. This legislation required members of SAIF, such as the Bank, to pay a one-time special assessment of 65.7 cents per $100 of deposits as of March 31, 1995, to fully capitalize SAIF to the desired levels. Beginning in 1997, annual SAIF insurance premiums will drop to about 6.4 cents per $100 of deposits, while BIF premiums will be 1.3 cents per $100 of deposits. The Company's third quarter operating results include a $21.0 million pre-tax charge for the Bank's share of the special assessment. As a result, management expects future SAIF insurance premiums to be reduced by $5.5 million annually, based upon current deposit levels.

     Recent legislation also eliminated the availability of the percentage-of-taxable income bad debt method for federal income tax purposes. The Bank will be required to use the specific charge-off method in the future. Previously, the Bank had been able to use either the percentage-of-taxable income method or the specific charge-off method. The legislation also eliminated the recapture of the base year tax reserve (i.e., tax bad debt reserves established before 1988) if the Bank were to fail the qualified thrift lender test. As a result of the legislation, the base year tax reserve becomes subject to recapture if the Bank ceased to be a bank or made distributions of the tax bad debt reserves to shareholders. The legislation also requires the Bank to recapture, into taxable income, $547,000 of additions made to the tax bad debt reserve since 1988. This recapture will occur over a six year period beginning in 1996, but can be delayed for two years if the Bank meets recently developed loan origination tests.

                                USE OF PROCEEDS

        The net proceeds from the sale of the Notes will be used to repurchase or redeem, at par, all of the Company's outstanding 8.25% Subordinated Notes due 2000 ("Subordinated Notes"), the outstanding principal balance of which is approximately $34.5 million. The Company expects to repurchase or redeem the Subordinated Notes within 60 days after the sale of the Notes. The remainder of the net proceeds will be added to the general funds of the Company to be available for any general corporate purpose.

                                CAPITALIZATION

     The following table sets forth the capitalization including borrowings, of the Company as of September 30, 1996, and the pro forma capitalization on a combined basis giving effect to the proposed sale of the Notes and the application of the estimated net proceeds therefrom, as described in "Use of Proceeds."


                                                              St. Paul      Offering      Pro Forma
                                                               Bancorp   Adjustments(1)  as Adjusted
                                                              ---------  --------------  ------------
                                                                      (Dollars in thousands)
Borrowings:(2)
     Short-term borrowings..................................  $280,499      $      -       $280,499
     Long-term borrowings...................................   260,754       (33,798)       226,956

     Senior notes due 2004
       offered hereby.......................................         -       100,000        100,000
                                                              --------      --------       --------
          Total borrowings..................................  $541,253      $ 66,202       $607,455
                                                              ========      ========       ========

Stockholders' equity:(3)
     Preferred stock ($.01 par value); 10,000,000
       shares authorized; none issued.......................  $      -      $      -       $      -
     Common stock ($.01 par value); 40,000,000 shares
       authorized; 25,309,023 shares issued and 22,602,308
       shares outstanding...................................       253             -            253
     Paid-in capital........................................   144,851             -        144,851
     Retained income........................................   279,362          (465)       278,897
     Less unrealized loss on securities, net of taxes.......    (4,393)            -         (4,393)
     Less borrowing by employee stock ownership plan........      (441)            -           (441)
     Less unearned employee stock ownership plan shares
       (245,438 shares).....................................    (2,883)            -         (2,883)
     Less treasury stock (2,706,715 shares).................   (45,118)            -        (45,118)
                                                              --------      --------       --------
          Total stockholders' equity........................  $371,631      $   (465)      $371,166
                                                              ========      ========       ========

----------------

   (1) Adjusted to reflect the sale of $100,000,000 principal amount of Notes pursuant to the offering made hereby and the application of a portion of the net proceeds from such sale for repayment or redemption of all of the Company's outstanding 8.25% Subordinated Notes due 2000.

   (2) For information concerning the Company's borrowings, see Note O to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the year ended December 31, 1995, which document is incorporated herein by reference.

   (3) Restated for a five-for-four stock split effective January 14, 1997, based upon a stockholder record date of December 31, 1996.

                              DESCRIPTION OF NOTES

        The following sets forth certain general terms and provisions of the Notes. The Notes are to be issued under an indenture (the "Indenture") between the Company and Harris Trust and Savings Bank, as trustee (the "Trustee"). A copy of the form of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. See "Available Information." The following summaries of certain provisions of the Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to all of the provisions of the Indenture, including the definition therein of certain terms, and the actual provisions of the Notes. Capitalized terms used herein have the meanings attributed to them in the Indenture (unless otherwise defined herein). Section references made herein refer to sections of the Indenture.

   GENERAL

        The Notes will constitute a single series of debt securities ("Debt Securities") to be issued under the Indenture. The Notes will be limited to $100,000,000 in aggregate principal amount, will mature on _________, 2004 and will be unsecured, unsubordinated obligations of the Company.

        The Notes will bear interest at the rate set forth on the cover page of this Prospectus. Interest on the Notes will be payable semi-annually on each _______________ and ________________ (each an "Interest Payment Date"), commencing ________________, 1997. Interest payable on each Interest Payment Date will include interest accrued from _______________, 199_ or from the most recent Interest Payment Date to which interest has been paid or duly provided for. Interest payable on any Interest Payment Date will be payable to the person in whose name a Note (or any predecessor Note) is registered at the close of business on the _______________ or _______________, as the case may be, next preceding such Interest Payment Date. Principal of and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose in Chicago, Illinois, which initially will be the office of the Paying Agent, provided that payment of interest may be made (subject to collection), at the option of the Company, by check mailed to the person entitled thereto. Interest shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

        The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith. (Sections 3.1, 3.2 and 3.5)

   RANKING

        The Notes will be general unsecured obligations and will rank pari passu with all other unsecured and unsubordinated senior indebtedness of the Company.

        The Company conducts its operations primarily through its subsidiaries. The rights of the Company and its creditors, including the holders of the Notes offered hereby, to participate in the assets of any subsidiary upon such subsidiary's liquidation or reorganization or otherwise will be subject to the prior claims of the subsidiary's depositors and creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary.

   OPTIONAL REDEMPTION

        The Notes will not be redeemable prior to maturity. The Company may purchase Notes in the open market, by tender or by contract. Notes so purchased may be held, resold or surrendered to the Trustee for cancellation. If applicable, the Company will comply with the requirements of Rule 14e-1 under the Exchange Act and other securities laws and regulations in connection with any such purchase.

   SINKING FUND

        There will be no sinking fund payments for the Notes.

   CERTAIN COVENANTS

        The Indenture contains, among others, the following covenants:

        Limitation on Sale or Issuance of Capital Stock or Convertible Securities of, and Merger or Sale of Assets by, a Bank. The Company will not: (i) nor will it permit any Bank to, issue, sell, transfer, assign, pledge or otherwise dispose of any shares of capital stock of any class of a Bank or any securities convertible or exchangeable into shares of capital stock of any class of a Bank unless after giving effect to such transaction and to shares issuable upon conversion or exchange of outstanding securities convertible or exchangeable into such capital stock (including such securities, if any, which may be the subject of such transaction), at least 80% of the outstanding shares of capital stock of each class of such Bank shall be owned at that time by the Company; or (ii) permit a Bank to merge or consolidate or convey or transfer all or substantially all of its assets, unless at least 80% of the capital stock of each class (after giving effect to such transaction and to shares issuable upon conversion or exchange of outstanding securities convertible or exchangeable into capital stock, including such securities, if any, which may be issued in such transaction) of the surviving corporation in the case of a merger or consolidation or of the transferee corporation in the case of a conveyance or transfer, shall be owned at that time by the Company. (Section 9.12)

        Ownership of Material Subsidiary Stock. The Company will not take any action which would result in a decrease in the percentage of the outstanding shares of voting stock of any Material Subsidiary directly or indirectly owned by the Company, except as a result of (i) the issuance of directors' qualifying shares; (ii) sales or other dispositions to the Company or to one or more Material Subsidiaries; (iii) the purchase or retirement of shares with the proceeds of newly issued shares; or (iv) the sale of capital stock at a price determined by the Company (which determination may be evidenced by a resolution of the Company's Board of Directors) to be the fair value thereof. (Section 9.10)

        Limitation on Liens. Except as provided below, the Company will not issue, assume or guarantee any indebtedness for borrowed money ("indebtedness") secured by a mortgage, encumbrance, security interest, pledge, lien or charge (a "pledge" or "pledges") of or upon any property of the Company, whether such property is owned at the date of the Indenture or thereafter acquired, without effectively providing that the Notes (together with, if the Company shall so determine, any other indebtedness issued, assumed by the Company and then existing or thereafter created) shall be secured equally and ratably with (or prior to) such indebtedness, so long as such indebtedness shall be so secured.

        The foregoing does not apply to: (i) pledges upon any shares of capital stock or indebtedness acquired by the Company after the date of the Indenture (A) to secure the payment of all or any part of the purchase price of such shares of capital stock or indebtedness upon the acquisition thereof by the Company, or (B) to secure any indebtedness issued, assumed or guaranteed by the Company prior to, at the time of, or within 360 days after the acquisition of such shares of capital stock or indebtedness, which indebtedness is issued, assumed or guaranteed for the purpose of financing or refinancing all or any part of the purchase price of such shares of capital stock or indebtedness; (ii) pledges of or upon shares of capital stock or indebtedness, which pledges exist at the time of acquisition of such shares or indebtedness by the Company; (iii) pledges of or upon any property of a corporation, which pledges exist at the time such corporation is merged with or into or consolidated with the Company or which pledges exist at the time of a sale or transfer of the properties of a corporation as an entirety or substantially as an entirety to the Company; (iv) mortgages existing on the date of the Indenture; and (v) any extension, renewal, substitution, refinancing, refunding or replacement (or successive extensions, renewals, substitutions, refinancings, refundings or replacements) (each a "refinancing") in whole or in part of any pledge existing at the date of the Indenture or any pledge referred to in clauses (i) through (iv) above, inclusive, provided, however, that the principal amount of indebtedness secured thereby may not exceed the principal amount of indebtedness so secured at the time of the refinancing plus the aggregate amount of premiums, other payments, costs and expenses required to be paid or incurred in connection with the refinancing, and that the refinancing shall be limited to all or a part of the shares of capital stock or indebtedness which was subject to the pledge so extended, renewed, substituted, refinanced, refunded or replaced.

        The Company may, without equally and ratably securing the Debt Securities, issue, assume or guarantee indebtedness secured by a pledge not excepted by clauses (i) through (v) above, so long as after giving effect thereto, the Company will own at least 80% of the capital stock of all of its Material Subsidiaries then issued and outstanding, free and clear of any pledge. (Section 9.9)

        The Indenture does not contain any provisions other than the foregoing which will restrict the Company form incurring, assuming or becoming liable with respect to any indebtedness or other obligations, whether secured or unsecured, or from paying dividends or making other distributions on its capital stock or purchasing or redeeming its capital stock. The Indenture does not contain any financial ratios, or specified levels of net worth or liquidity to which the Company must adhere. In addition, the Indenture does not contain any provision which would require that the Company repurchase or redeem or otherwise modify the terms of any of the Notes upon a change in control or other events involving the Company which may adversely affect the creditworthiness of the Notes.

   MERGERS, CONSOLIDATIONS AND TRANSFERS OF ASSETS

        The Company may merge or consolidate with or into any other corporation or sell, convey, transfer or otherwise dispose of all or substantially all of its assets to any Person, if: (a) (i) in the case of a merger or consolidation, the Company is the surviving corporation, or (ii) in the case of a merger or consolidation where the Company is not the surviving corporation and in the case of any such sale, conveyance, transfer or other disposition, the successor or acquiring corporation is a corporation organized and existing under the laws of the United States or a State thereof and such corporation expressly assumes by supplemental indenture all the obligations of the Company under the Debt Securities and under the Indenture or such assumption is provided by law; (b) immediately thereafter, giving effect to such merger or consolidation, or such sale, conveyance, transfer or other disposition, no Default or Event of Default shall have occurred and be continuing; and (c) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that such merger or consolidation, or such sale, conveyance, transfer or other disposition complies with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with. In the event of the assumption by a successor corporation of the obligations of the Company as provided in clause (a)(ii) of the immediately preceding sentence, such successor corporation shall succeed to and be substituted for the Company under the Indenture and under the Debt Securities and all obligations of the Company thereunder shall terminate. (Section 7.1).

   TRANSACTIONS WITH AFFILIATES

        The Company will not enter into any transaction (including the purchase, sale or exchange of property or the rendering of any service) with any Affiliate of the Company or any Subsidiary, other than in the ordinary course of business and upon fair and reasonable terms taking into account the nature of the Company's or the Subsidiary's business. (Section 9.11).

   CORPORATE EXISTENCE

        Subject to the permitted actions described above in "-Mergers, Consolidations and Transfers of Assets," the Company will at all times do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights and franchises; provided, however, that the Company may abandon or terminate any right or franchise if, in the determination of the Company, such abandonment or termination is in the best interests of the Company and does not materially adversely affect the ability of the Company to operate its business or to fulfill its obligations under the Indenture. (Section 9.4).

   WAIVERS OF CERTAIN COVENANTS

        The Company may fail or omit in any particular instance to comply with any of the covenants set forth in the Indenture (other than the covenants relating to payment of principal, premium and interest, maintaining an office or agency or preserving its corporate existence) with respect to any series of Debt Securities if the Company shall have obtained and filed with the Trustee prior to the time for such compliance the consent in writing of the Holders of at least a majority in aggregate principal amount of all of the Debt Securities of such series at the time Outstanding either waiving such compliance in such instance or generally waiving compliance with such covenant or covenants, but no such waiver shall extend to or affect any obligation not expressly waived or impair any right consequent thereon. (Section 9.13).

   EVENTS OF DEFAULT, NOTICE AND WAIVER

        The Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities: (a) a default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) a default in the payment of any principal of, or premium, if any, on, any such Debt Security of such series at its Maturity, upon redemption (if applicable) or otherwise; (c) a default for 60 days after written notice to the Company by the Trustee, or to the Company and the Trustee by the Holders of at least 33% in principal amount of the Outstanding Debt Securities of such series, in the performance of, or breach of, any other covenant or warranty of the Company in respect of the Debt Securities of such series contained in the Indenture; (d) a default under any agreement or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed (excluding for such purposes non-recourse indebtedness having in the aggregate an outstanding principal amount of less than $25 million), whether such indebtedness now exists or shall hereafter be created, having an outstanding principal amount of $25 million or more in the aggregate, which default shall have resulted in such indebtedness being declared due and payable prior to the date on which it would otherwise have become due and payable, without such declaration of acceleration having been rescinded or annulled within a period of ten days (or sixty days if the default is not caused by a failure to pay when due principal or interest on such indebtedness within the applicable grace period) after there shall have been given, by registered or certified mail, to the Company by the Trustee, or to the Company and the Trustee by the Holders of at least 33% in aggregate principal amount of the Outstanding Debt Securities of such series, a written notice specifying such Event of Default, and stating that such notice is a "Notice of Default" under the Indenture; provided, however, that if such default under such agreement or instrument is remedied or cured by the Company or waived by the holders of such indebtedness, then such Event of Default by reason thereof shall be deemed likewise to have been thereupon remedied, cured or waived without further action upon the part of either the Trustee or any of the Holders of the Debt Securities of that series; (e) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or its subsidiaries; or (f) any other Event of Default provided in or pursuant to the Officer's Certificate, the applicable resolution of the Board of Directors, or established in the supplemental indenture under which such series of Debt Securities is issued. (Section 5.1). No Event of Default with respect to a particular series of Debt Securities necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued under the Indenture.

        Within 90 days after the occurrence of any Default with respect to any series of Debt Securities which is continuing, the Trustee for such series must give the Holders of Debt Securities of such series notice of all Defaults of which it has knowledge and that have not been cured or waived. Nevertheless, except in the case of a Default in payment on the Debt Securities of any series, the Trustee may withhold notice to the Holders of Debt Securities of any series of any Default with respect to such series if and so long as it determines that the withholding of such notice is in the interest of such Holders; provided, however, that, in the case of any default or breach of the character specified,in clause (c) of the preceding paragraph with respect to the Debt

   Securities of such series, no such notice to Holders shall be given until at least 60 days after the occurrence thereof. (Section 6.6).

        If an Event of Default with respect to any series of Debt Securities at the time Outstanding shall have occurred and is continuing, the Trustee or the Holders of at least 33% in aggregate principal amount of the Outstanding Debt Securities of such series may, by written notice, declare the principal amount thereof (or, if the Debt Securities of such series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series) to be due and payable immediately. (Section 5.2).

        The Indenture contains a provision entitling the Trustee to be indemnified by the Holders of Debt Securities issued thereunder before proceeding to exercise any right or power vested in the Trustee under the Indenture at the request of any Holders. (Section 6.2). The Indenture provides that the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series issued thereunder may, with certain exceptions, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, with respect to the Debt Securities of such series. (Section 5.8). The right of a Holder to institute a proceeding with respect to the Indenture is subject to certain conditions precedent, including notice and indemnity to the Trustee, but each Holder has a right to the receipt of payment of principal, premium, if any, and interest, if any, at the respective Stated Maturities of the Debt Securities (or, in the case of a redemption, on the Redemption Date) or to institute suit for the enforcement thereof, which right shall not be impaired or affected without the consent of such Holder. (Sections 5.9 and 5.10).

        The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series may, on behalf of the Holders of all such Debt Securities, waive any past Default or Event of Default with respect to such series and its contingencies, except (a) a Default or Event of Default in the payment of principal of, premium, if any, or interest, if any, on any Debt Securities of such series, or (b) in respect of any covenant or provision of the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series adversely affected. (Sections 5.7 and 8.2).

        The Indenture requires the Company to furnish to the Trustee annual statements as to the fulfillment by the Company of its obligations under the Indenture. (Section 9.7).

   MODIFICATION OF THE INDENTURE

        The Company, when authorized by a Board Resolution, and the Trustee may, at any time and from time to time, without the consent of any Holders of Debt Securities, modify and amend the Indenture, for any of the following purposes: (a) to evidence the succession of another corporation to the Company and the assumption by any such successor of the covenants of the Company under the Indenture and in the Debt Securities; (b) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities (and if such covenants are to be for the benefit of less than all series of Debt Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power conferred by the Indenture upon the Company; (c) to add any additional Events of Default with respect to all or any series of Debt Securities; (d) to add to or change any of the provisions of the Indenture to facilitate the issuance of Debt Securities in global form; (e) to add to, change or eliminate any of the provisions of the Indenture; provided, however, that any such addition, change or elimination shall become effective only when there is no Debt Security Outstanding of any series created prior to the execution of the supplemental indenture which is entitled to the benefit of such provision; (f) to secure the Debt Securities; (g) to establish the form or terms of Debt Securities of any series as permitted by Sections 2.1 and 3.1 of the Indenture; (h) to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee with respect to the Debt Securities of one or more series and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts under the Indenture by more than one Trustee, pursuant to the requirements of Section 6.11 of the Indenture; (i) to correct or supplement any provision under the

   Indenture which may be inconsistent with any other provision under the Indenture or to make any other provisions with respect to matters or questions arising under the Indenture, provided, however, such action shall not adversely affect the interests of the Holders of Debt Securities of any series issued under the Indenture in any material respect; or to cure any ambiguity or correct any mistake; or (j) to modify, eliminate or add to the provisions of the Indenture to the extent necessary to effect the qualification of the Indenture under the Trust Indenture Act of 1939 (the "TIA") or under any similar federal statute subsequently enacted and to add to the Indenture such other provisions as may be expressly required under the TIA. (Section 8.1).

        Modifications and amendments to the Indenture may be made by the Company and the Trustee with the written consent of the Holders of a majority of the aggregate principal amount of each series of Debt Securities at the time Outstanding that is adversely affected thereby; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security of such series adversely affected thereby: (i) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security of such series, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an Original Issue Discount Security of such series that would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 5.2 of the Indenture, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date); (ii) reduce the percentage in aggregate principal amount of the Outstanding Debt Securities of such series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the Indenture;
   (iii) change any obligation of the Company to maintain an office or agency in the Place of Payment for the Debt Securities of such series where such Debt Securities may be presented or surrendered for payment, where such Debt Securities of such series may be surrendered for registration of transfer or exchange or where notices and demands to or upon the Company in respect of the Debt Securities of such series may be served; or (iv) make any change in
   Section 5.7 or Section 8.2 of the Indenture except to increase any percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holders of each Outstanding Debt Security of such series adversely affected thereby. (Section 8.2).

   SATISFACTION AND DISCHARGE; DEFEASANCE

        The Indenture, with respect to any series of Debt Securities (except for certain specified surviving obligations referred to below), will be discharged and canceled upon the satisfaction of certain conditions, including the following: (a) all Debt Securities of such series not theretofore delivered to the Trustee for cancellation have become due or payable, will become and due and payable at their Stated Maturity within one year, or are to be called for redemption within one year; and (b) the deposit with the Trustee of an amount sufficient to pay the principal, premium, if any, and interest to the Maturity of all Debt Securities of such series.
   Upon any such discharge of the Company's obligations, the Holders of the Debt Securities of such series shall no longer be entitled to the benefits of the Indenture, except for the purposes of registration of transfer and exchange of the Debt Securities or replacement of lost, stolen or mutilated Debt Securities and shall look only to such deposited funds or obligations for payment. (Sections 4.1 and 4.2).

        The Indenture also provides that the Company may elect:

             (a) to be discharged from its obligations with respect to the Debt Securities of or within a series on and after the date the conditions described below regarding Section 4.6 of the Indenture are satisfied (hereinafter "defeasance"). For this purpose, such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by such Debt Securities which shall thereafter be deemed to be "Outstanding" only for the purposes of Article 4 of the Indenture, and to have satisfied all its other obligations under such Debt Securities and the Indenture insofar as such Debt Securities are concerned (and the Trustee, at the expense of the Company, shall on a Company Order execute proper instruments acknowledging the same), except the following which shall survive until otherwise terminated or discharged hereunder:
        (i) the rights of Holders of such Debt Securities to receive, solely from the trust funds described below regarding Section 4.6(a) of the Indenture, payments in respect of the principal of, premium, if any, and interest, if any, on such Debt Securities when such payments are due;
        (ii) the rights, powers, trusts, duties and immunities of the Trustee under the Indenture; and (iii) Article 4 of the Indenture. Subject to compliance with Article 4 of the Indenture, the Company may exercise this option notwithstanding the prior exercise of its option to effect covenant defeasance (as defined below) with respect to such Debt Securities. (Section 4.4).

             (b) to be released from its obligations with respect to the Debt Securities of or within a series under "--Mergers, Consolidations and Transfers of Assets" and "--Certain Covenants" above and certain other obligations, and, if specified pursuant to provisions of the Indenture establishing the terms of such Debt Securities, its obligations under any other covenants with respect to such Debt Securities on and after the date the conditions set forth below in the next paragraph are satisfied (hereinafter "covenant defeasance"), and such Debt Securities shall thereafter be deemed to be not "Outstanding" for the purpose of any request, demand, authorization, direction, notice, consent, waiver or other Act of Holders (and the consequences of any thereof) in connection with such obligations or such other covenants, but shall continue to be deemed "Outstanding" for all other purposes of the Indenture. For this purpose, such covenant defeasance means that, with respect to such Debt Securities, the Company may omit to comply with and shall have no liability in respect of such obligations or such other covenants, whether directly or indirectly, by reason of any reference elsewhere in the Indenture to any such obligation or such other covenants or by reason of any reference to any such obligation or such other covenants to any other provision in the Indenture or in any other document or otherwise and such omission to comply shall not constitute a Default or an Event of Default under the Indenture or otherwise, as the case may be, but, except as specified above, the remainder of the Indenture and such Debt Securities shall be unaffected thereby.
        (Section 4.5).

        Such defeasance or covenant defeasance will take effect with respect to any Debt Securities of or within a series at any time prior to the Stated Maturity or redemption thereof only when:

             (a) The Company shall have deposited or caused to be deposited irrevocably with the Trustee (or another trustee satisfying the eligibility requirements of the Indenture who shall agree to comply with, and shall be entitled to the benefits of, certain specified provisions of the Indenture relating to defeasance or covenant defeasance and liability with respect to trust funds, for purposes of such provisions also a "Trustee") as trust funds in trust for the purpose of making the payments referred to in clauses (x) and (y) below, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Debt Securities, with instructions to the Trustee as to the application thereof, (i) money in an amount, or (ii) Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment referred to in clause (x) or (y) below, money in an amount or (iii) a combination thereof in an amount, sufficient, in the opinion of a nationally recognized firm of independent certified public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, (x) the principal of, premium, if any, and interest, if any, on such Debt Securities on the Maturity of such principal or installment of principal or interest and (y) any mandatory sinking fund payments applicable to such Debt Securities on the day on which such payments are due and payable in accordance with the terms of the Indenture and such Debt Securities. Before such a deposit the Company may make arrangements satisfactory to the Trustee for the redemption of Debt Securities at a future date or dates in accordance with the Indenture which shall be given effect in applying the foregoing.

             (b) Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a Default or Event of Default under the Indenture or result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which the Company is a party or by which it is bound.

             (c) No Event of Default of the type described in clause (e) of "-- Events of Default, Notice and Waiver" above with respect to such Debt Securities shall have occurred and be continuing during the period commencing on the date of such deposit and ending on the 91st day after such date (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

             (d) In the case of an exercise by the Company of its option to effect a defeasance as described above, the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel to the effect that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of the Indenture, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred.

             (e) In the case of an exercise by the Company of its option to effect a covenant defeasance as described above, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.

             (f) The Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent to such defeasance as described above or such covenant defeasance as described above (as the case may be) have been complied with and an Opinion of Counsel to the effect that either (i) as a result of a deposit pursuant to subparagraph (a) above and the related exercise of the Company's option to effect such defeasance as described above or to affect such covenant defeasance as described above (as the case may be), registration is not required under the Investment Company Act of 1940, as amended, by the Company, with respect to the trust funds representing such deposit or by the Trustee for such trust funds or (ii) all necessary registrations under said Act have been effected.

             (g) Such defeasance or covenant defeasance shall be effected in compliance with any additional or substitute terms, conditions or limitations which may be imposed on the Company in connection therewith as contemplated by the provisions of the Indenture establishing the terms of such Debt Securities. (Section 4.6).

   PAYMENT AND TRANSFER

        Principal of, premium, if any, and interest, if any, on the Debt Securities of any series are to be payable at the Place of Payment for such series, which may be the Corporate Trust Office of the Trustee or any other office or agency maintained by the Company for such purposes, provided that payment of interest, if any, on Debt Securities may be made at the option of the Company by check mailed to the persons in whose names such Debt Securities are registered at the close of business on the day or days specified in the applicable Prospectus Supplement. (Sections 3.7 and 9.2).

        Debt Securities may be transferred or exchanged at the Place of Payment for such series, which may be the Corporate Trust Office of the Trustee or at any other office or agency maintained by the Company for such purposes, subject to the limitations in the Indenture, without the payment of any service charge except for any tax or governmental charge incidental thereto. (Section 3.5).

   SAME-DAY SETTLEMENT

        Settlement for the Notes will be made by the underwriters, dealers or agents in immediately available funds and all applicable payments of principal, premium and interest on the Notes will be made by the Company in immediately available funds.

   NO PERSONAL LIABILITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS OR DIRECTORS

        The Indenture provides that no recourse under or upon any obligation, covenant or agreement of or contained in the Indenture or of or contained in any Note, or for any claim based thereon or otherwise in respect thereof, or because of the creation of any indebtedness represented thereby, shall be had against any incorporator, stockholder, officer or director, as such, past or present of the Company or of any successor Person. Each Holder, by accepting the Notes, waives and releases all such liability. (Section 1.13).

   CONCERNING THE TRUSTEE

        The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it by the Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. (Section 6.1).

        The Indenture and provisions of the TIA incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign. (Section 6.3).

        Harris Trust and Savings Bank is the Trustee under the Indenture. The Company maintains banking relationships in the ordinary course of business with the Trustee.

   BOOK-ENTRY SYSTEM

        The Notes will be represented by one fully registered Global Security deposited with, or on behalf of, the Depository Trust Company ("DTC") or other successor depositary (DTC or such other depositary appointed by the Company is herein referred to as the "Depositary") and registered in the name of the Depositary or its nominee. The Notes will not be issuable in definitive form, except under the limited circumstances described herein.

        DTC has advised the Company and the Underwriters that it intends to follow the procedures described below:

             The Depositary will act as securities depositary for the Global Security. The Global Security will be issued as a fully registered security registered in the name of Cede & Co. (the Depositary's partnership nominee).

             The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the

        Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to the Depositary and its Participants are on file with the Commission.

             Purchases of the Notes must be made by or through Direct Participants, which will receive a credit for the Notes on the Depositary's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participant's records. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Notes, except in the event that use of the book-entry system for the Notes is discontinued.

             To facilitate subsequent transfers, all Notes deposited by Participants with the Depositary are registered in the name of the Depositary's partnership nominee, Cede & Co. The deposit of Notes with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

             Conveyance of Notes and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

             Neither the Depositary nor Cede & Co. will consent or vote with respect to the Notes. Under its usual procedures, the Depositary mails an Omnibus Proxy to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

             Principal and interest payments on the Notes will be made to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of the Depositary, the Paying Agent or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of the Company or the Paying Agent, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

        So long as the Depositary for the Global Security, or its nominee, is the registered owner of the Global Security, the Depositary or its nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by the Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Global Security will not be entitled to have Notes represented by the Global Security registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in the Global Security must rely on the procedures of the Depositary and, if such person is not a Participant, those of the Participants through which such person owns its interest, in order to exercise any rights of a Holder under the Indenture.

        The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in the Global Security.

        Principal and interest payments on Notes registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or the Holder of the Global Security representing such Notes. Neither the Company, the Paying Agent nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        If at any time the Depositary notifies the Company that it is unwilling or unable to continue as Depositary or if at any time the Depositary shall no longer be eligible under the Indenture, the Company shall appoint a successor Depositary with respect to the Notes. If a successor Depositary is not appointed by the Company within 90 days after it receives such notice or becomes aware of such ineligibility, the Company will issue certificated Notes of like tenor, in authorized denominations and in an aggregate principal amount equal to the principal amount of the Global Security in exchange for the Global Security. (Section 3.5)

        The Company may at any time in its sole discretion determine that the Notes issued in global form shall no longer be represented by the Global Security, In such event the Company will issue certificated Notes of like tenor, in authorized denominations and in an aggregate principal amount equal to the principal amount of the Global Security in exchange for the Global Security. (Section 3.5)


   CERTAIN DEFINITIONS

        The following terms are defined in the Indenture (Sections 1.1, 5.1).

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

        "Bank" means (a) the Bank, so long as it is a Subsidiary of the Company, or any successor thereto so long as such successor is a Subsidiary of the Company and (b) any bank or savings or depository institution that is or shall become an Affiliate of the Company.

        "corporation" includes corporations, associations, partnerships, limited liability companies, joint stock companies and business trusts.

        "Default" means any event which is, or after notice or passage of time, or both, would be, an Event of Default.

        "Event of Default" is defined above under "-Events of Default, Notice and Waiver".

        "Material Subsidiary" means, at any particular time, any Subsidiary that, together with any Subsidiaries of such Subsidiary (i) accounted for more than 5% of the consolidated revenue of the Company for its most recently completed fiscal year, or (ii) owned more than 5% of the consolidated assets of the Company as at the end of such fiscal year, all as calculated in accordance with generally accepted accounting principles.

        "Maturity", where used with respect to any Debt Security, means the date on which the principal of such Debt Security or an installment of principal thereof becomes due and payable as therein or in the Indenture provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

        "Officers' Certificate" means a certificate signed by the Chairman of the Board, the President, any Executive Vice President or any Senior Vice President, signing alone, or by any Vice President signing together with the Corporate Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer of the Company.

        "Opinion of Counsel" means a written opinion of legal counsel, who may be (a) counsel for the Company or (b) other counsel designated by the Company or the Trustee. Any counsel for the Company may be an employee of the Company.

        "Stated Maturity", when used with respect to any Debt Security or any installment of principal thereof or interest thereon, means the date specified in such Debt Security as the fixed date on which the principal of such Debt Security or such installment of principal or interest is due and payable.

        "Subsidiary" means any corporation or Bank of which the Company at the time owns or controls, directly or indirectly, more than 50% of the shares of outstanding stock having general voting power under ordinary circumstances to elect a majority of the Board of Directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency).

                                 UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among the Company and Keefe, Bruyette & Woods, Inc. and ABN AMRO Chicago Corporation (the "Underwriters"), the Company has agreed to sell to the Underwriters and the Underwriters have severally agreed to purchase, the respective principal amounts of the Notes set forth after their names below. In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Notes offered hereby if any of the Notes are purchased. In the event of a default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                                 Principal
Underwriter                                                        Amount
-----------                                                     ------------
Keefe, Bruyette & Woods, Inc...............................     $
                                                                 -----------

ABN AMRO Chicago Corporation...............................     $
                                                                 -----------


     Total.................................................     $100,000,000
                                                                ============


     The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of ___% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of ___% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act or contribute to payments the Underwriters may be required to make in respect thereof.

     The Notes will not be listed on any securities exchange. The Company has been advised by the Underwriters that the Underwriters currently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market-making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes.

     The Underwriters and their respective affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

                                LEGAL OPINIONS

     The legality of the Notes will be passed upon for the Company by Hogan & Hartson L.L.P., Washington, D.C., special counsel to the Company. Certain legal matters with respect to the Notes will be passed upon for the underwriters by McDermott, Will & Emery, Chicago, Illinois. McDermott, Will & Emery in the past has represented, and in the future may represent, the Company on other matters.

                                    EXPERTS

        The consolidated financial statements of the Company incorporated by reference in the Company's Annual Report (Form 10-K) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ST. PAUL BANCORP OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ST. PAUL BANCORP SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.


                         -----------------------------



                               TABLE OF CONTENTS



                                                                            Page
                                                                            ----

Available Information.......................................................
Incorporation of Certain Documents by Reference.............................
The Company.................................................................
Selected Consolidated Financial Information.................................

Recent Developments.........................................................
Certain Regulatory Matters..................................................
Use of Proceeds.............................................................
Capitalization..............................................................
Description of Notes........................................................
Underwriting................................................................
Legal Opinions..............................................................
Experts.....................................................................



                          ---------------------------





                                 $100,000,000



                            ST. PAUL BANCORP, INC.



                               ___% Senior Notes
                                   Due 2004



                              -------------------

                                  PROSPECTUS
                              -------------------



                         KEEFE, BRUYETTE & WOODS, INC.

                         ABN AMRO CHICAGO CORPORATION


                              ____________, 199_

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated fees and expenses payable by the Company in connection with the issuance and distribution of the securities being registered:

Registration Fee.............................................    $ 30,303.03
NASD Fees....................................................      10,500
Printing and Duplicating Expenses............................      30,000
Legal Fees and Expenses......................................      15,000
Accounting Fees and Expenses.................................      25,000
Blue Sky Fees and Expenses...................................       2,500
Trustee Fees and Expenses....................................       5,000
Miscellaneous................................................       6,696.97
                                                                 -----------
                                                       Total     $125,000
                                                                 ===========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
 (a) Article IX of the Registrant's Bylaws, as amended (incorporated by reference to Exhibit 3(ii) of the Registrant's Form 10-K for the fiscal year ended December 31, 1989).

 (b)   Section 145 of the Delaware General Corporation Law.

 (c) The Registrant has in effect a policy of liability insurance covering its directors and officers.

ITEM 16.  EXHIBITS

 1.0 Form of Underwriting Agreement among St. Paul Bancorp, Inc., ABN AMRO Chicago Corporation and Keefe, Bruyette & Woods, Inc.
 4.1  Form of Indenture.
 4.2 Form of Supplemental Indenture (including Form of Senior Notes attached as an exhibit thereto). *
 5.0 Opinion of Hogan & Hartson L.L.P. as to the legality of the securities registered hereunder, including consent of that firm.
23.1  Consent of Ernst & Young LLP.

23.2  Consent of Hogan & Hartson L.L.P. (included in Exhibit 5).
24.0 Power of Attorney (incorporated by reference from signature page of Form S-3 (333-18677), filed December 23, 1996).
25.0  Statement of Eligibility of the Trustee. *
99.1 Article IX of the Registrant's Bylaws, as amended (incorporated by reference to Exhibit 3(ii) of the Registrant's Form 10-K for the fiscal year ended December 31, 1989).

99.2  Section 145 of the Delaware General Corporation Law. *

*  Previously filed.

ITEM 17.  UNDERTAKINGS

(1) The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the Securities offered herein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to existing provisions or arrangements whereby the Registrant may indemnify a director, officer or controlling person of the Registrant against liabilities arising under the Securities Act of 1933, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(4) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(5) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under Subsection (c) of Section 310 of the Trust Indenture Act (the "Act") in accordance with the rules and regulations prescribed by the Commission under
Section 305(b)(2) of the Act.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago, State of Illinois, on the 30th day of January, 1997.

                                    ST. PAUL BANCORP, INC.

                                    By:  /s/ Joseph C. Scully
                                         --------------------
                                         Joseph C. Scully
                                         Chairman and
                                         Chief Executive Officer



          Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities indicated.

Signature                   Title
---------                   -----

/s/ Joseph C. Scully        Chairman and Chief Executive Officer
--------------------        (Principal Executive Officer)
Joseph C. Scully

/s/ Patrick J. Agnew        President and Chief Operating Officer
--------------------
Patrick J. Agnew

/s/ Robert N. Parke         Senior Vice President and Treasurer
-------------------         (Principal Financial Officer)
Robert N. Parke

/s/ Paul J. Devitt          First Vice President and Controller
------------------          (Principal Accounting Officer)
Paul J. Devitt

/s/ William A. Anderson*     Director
-----------------------
William A. Anderson

/s/ John W. Croghan*         Director
-------------------
John W. Croghan

/s/ Dr. Alan J. Fredian*     Director
-----------------------
Dr. Alan J. Fredian

/s/ Kenneth J. James*        Director
--------------------
Kenneth J. James

/s/ Dr. Jean C. Murray*           Director
----------------------
Dr. Jean C. Murray

/s/ John J. Viera*                Director
-----------------
John J. Viera

-----------------------
* By power-of-attorney.

                               INDEX TO EXHIBITS

Number         Description of Exhibit
------         ----------------------

 1.0 Form of Underwriting Agreement among St. Paul Bancorp, Inc., ABN AMRO Chicago Corporation and Keefe, Bruyette & Woods, Inc.
 4.1  Form of Indenture.
 4.2 Form of Supplemental Indenture (including Form of Senior Notes attached as an exhibit thereto).*
 5.0 Opinion of Hogan & Hartson L.L.P. as to the legality of the securities registered hereunder, including consent of that firm.
23.1  Consent of Ernst & Young LLP.
23.2  Consent of Hogan & Hartson L.L.P. (included in Exhibit 5).
24.0 Power of Attorney (incorporated by reference from signature page of Form S-3 (333-18677), filed December 23, 1996).
25.0  Statement of Eligibility of the Trustee.*
99.1 Article IX of the Registrant's Bylaws, as amended (incorporated by reference to Exhibit 3(ii) of the Registrant's Form 10-K for the fiscal year ended December 31, 1989).
99.2  Section 145 of the Delaware General Corporation Law.*

* Previously filed.